UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                            (Amendment No.    )*


                    National Bancshares Corporation/Ohio
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                              (Name of Issuer)


                                Common Stock
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                       (Title of Class of Securities)


                                632 592 101
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                               (CUSIP Number)


                              January 10, 2005
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           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]   Rule 13d-1(b)

      [ ]   Rule 13d-1(c)

      [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

---------------------------------------------------------------------------
1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      34-1891992      MacNealy Hoover Investment Management
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2     Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)

      (b)
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3     SEC Use Only


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4     Citizenship or Place of Organization

      United States
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                    5     Sole Voting Power

                          -0-
Number of           -------------------------------------------------------
Shares              6     Shared Voting Power
Beneficially
Owned by                  108,356
Each                -------------------------------------------------------
Reporting           7     Sole Dispositive Power
Person with

                    -------------------------------------------------------
                    8     Shared Dispositive Power

                          94,144
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9     Aggregate Amount Beneficially Owned by Each Reporting Person

      114,156
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10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

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11    Percent of Class Represented by Amount in Row (9)

      5.1%
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12    Type of Reporting Person (See Instructions)


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                                     1A

MacNealy Hoover Investment Management has voting power, investment power, or both over an aggregate of 114,156.

Item 1.

      (a)   Name of Issuer

            National Bancshares Corporation

      (b)   Address of Issuer's Principal Executive Offices

            112 West Market St.
            Orrville, Ohio 44667

Item 2.

      (a)   Name of Person Filing

            Harry C.C. MacNealy

      (b)   Address of Principal Business Office or, if none,
            Residence

            200 Market Ave N.
            Suite 200
            Canton, Ohio 44702

      (c)   Citizenship

            US

      (d)   Title and Class of Securities

            Common Stock

      (e)   CUSIP Number

            632 592 101

Item 3. If this statement is filed pursuant to [SECTION] [SECTION] 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a)   [ ]   Broker or Dealer registered under Section 15 of the Act
                  (15 U.S.C. 78o).

      (b)   [ ]   Bank as defined in section 3(a)(6) of the Act
                  (15 U.S.C. 78c).

      (c)   [ ]   Insurance company as defined in section 3(a)(19) of the
                  Act (15 U.S.C. 78c).

      (d)   [ ]   Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   [X]   An investment adviser in accordance with
                  Section 240.13d-1(b)(1)(ii)(E);

      (f)   [ ]   An employee benefit plan or endowment fund in accordance
                  with Section 240.13d-1(b)(1)(ii)(F);

      (g)   [ ]   A parent holding company or control person in accordance
                  with Section 240.13d-1(b)(1)(ii)(G);

      (h)   [ ]   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i)   [ ]   A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)   [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:       114,156

      (b)   Percent of class:                    5.1%

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote

            (ii)  Shared power to vote or to direct the vote        108,356

            (iii) Sole power to dispose or to direct the
                  disposition of

            (iv)  Shared power to dispose or to direct the
                  disposition of                                     94,114

Instruction. For computations regarding securities which represent a right to acquire an underlying security see [SECTION] 240.13d3(d)(1).


Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.  Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to [SECTION] 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to [SECTION] 240.13d-1(c) or [SECTION] 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.  Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.  Certification

      (a) The following certification shall be included if the statement is filed pursuant to [SECTION] 240.13d-1(b):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      (b) The following certification shall be included if the statement is filed pursuant to [SECTION] 240.13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       ------------------------------
                                                    Date


                                       ------------------------------
                                                 Signature


                                       Harry C.C. MacNealy  CEO
                                       ------------------------------
                                                 Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See [SECTION] 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations



11-Jan-05 MacNealy Hoover Investment Management, Inc.
Millennium Centre
200 Market Ave. N.
Suite 200
Canton, Ohio 44702


Global Security Reconciliation      Equities
From 11/10/2004 to 01/11/2005       Natl Bancshares Corp Oh (NBOH)


Trade                                 Principal    Total        Net       Unit       Cost
Date          Activity    Quantity     Amount      Fees       Amount      Cost       Basis
-----         --------    --------    ---------    -----      ------      ----       -----

11/11/2004      Buy         500       12,875.00    19.95    -12,894.95    25.79     12,894.95

11/11/2004      Buy         100        2,575.00     6.65     -2,581.65    25.817     2,581.65

11/11/2004      Buy         200        5,150.00    13.3      -5,163.30    25.817     5,163.30

11/11/2004      Buy         300        7,725.00    19.95     -7,744.95    25.817     7,744.95

11/11/2004      Buy       2,000       51,500.00     9.95    -51,509.95    25.755    51,509.95

1/10/2005       Buy         500       13,778.55     9.95    -13,788.50    27.577    13,788.50

11/11/2004      Buy         500       12,875.00     9.95    -12,884.95    25.77     12,884.95

01/05/2005      Buy         300        8,250.00     9.95     -8,259.95    27.533     8,259.95

01/05/2005      Sell       -300        8,250.00    10.15      8,239.85              -5,929.96

11/11/2004      Buy         300        7,725.00     9.95     -7,734.95    25.783     7,734.95

11/11/2004      Buy         500       12,875.00    19.95    -12,894.95    25.79     12,894.95

01/10/2005      Buy         300        8,267.13    19.95     -8,287.08    27.624     8,287.08

11/11/2004      Buy         300        7,725.00    19.95     -7,744.95    25.817     7,744.95

11/11/2004      Buy         400       10,300.00    19.95    -10,319.95    25.8      10,319.95

11/11/2004      Buy         400       10,300.00    19.95    -10,319.95    25.8      10,319.95




01/10/2005      Buy         300        8,267.13    19.95     -8,287.08    27.624     8,287.08

11/11/2004      Buy         200        5,150.00    19.95     -5,169.95    25.85      5,169.95

11/11/2004      Buy         500       12,875.00     9.95    -12,884.95    25.77     12,884.95